FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Interest receivable	5,371	5,404	5,584	16,176	17,164
Interest payable	(2,294)	(2,177)	(2,173)	(6,571)	(6,535)

Net interest income	3,077	3,227	3,411	9,605	10,629

Fees and commissions receivable	1,452	1,700	2,037	4,794	6,141
Fees and commissions payable	(304)	(323)	(611)	(887)	(1,762)
Income from trading activities	957	1,147	277	2,939	4,153
Gain on redemption of own debt	1	255	-	256	553
Other operating income (excluding insurance premium income)	2,384	1,142	(317)	3,917	476
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Non-interest income	5,526	5,011	2,675	14,294	13,417

Total income	8,603	8,238	6,086	23,899	24,046

Staff costs	(2,076)	(2,210)	(2,423)	(6,685)	(7,477)
Premises and equipment	(604)	(602)	(611)	(1,777)	(1,693)
Other administrative expenses	(962)	(1,752)	(914)	(3,635)	(2,947)
Depreciation and amortisation	(485)	(453)	(603)	(1,362)	(1,604)

Operating expenses	(4,127)	(5,017)	(4,551)	(13,459)	(13,721)

Profit before other operating charges and impairment losses	4,476	3,221	1,535	10,440	10,325
Insurance net claims	(734)	(793)	(1,142)	(2,439)	(3,601)
Impairment losses	(1,738)	(3,106)	(1,953)	(6,791)	(7,115)

Operating profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)
Tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

Profit/(loss) from continuing operations	1,213	(900)	(1,265)	(226)	(1,028)
Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)
Non-controlling interests	7	(18)	101	(10)	703
Preference share and other dividends	-	-	-	-	(124)

Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

Basic earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Diluted earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

In the income statement above, one-off and other items as shown on page 16 are included in the appropriate caption. A reconciliation between the income statement above and the managed view income statement on page 10 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	996	1,406	235	2,365	743
Cash flow hedges	939	588	553	1,300	1,807
Currency translation	(22)	59	(647)	(323)	47

Other comprehensive income before tax	1,913	2,053	141	3,342	2,597
Tax charge	(480)	(524)	(256)	(972)	(702)

Other comprehensive income/(loss) after tax	1,433	1,529	(115)	2,370	1,895

Total comprehensive income/(loss) for the period	2,652	650	(1,362)	2,181	179

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(6)	3	(117)	(12)	(249)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	-	-	19
Ordinary and B shareholders	2,658	647	(1,245)	2,193	304

	2,652	650	(1,362)	2,181	179

Note:

(1)	Analysis provided on page 94.

Key point

•
The Q3 2011 movement in available-for-sale financial assets reflects £1,207 million unrealised gains on securities, primarily in relation to high quality sovereign bonds, partially offset by realised gains of £214 million from routine portfolio management, mainly in Group Treasury.

Condensed consolidated balance sheet
at 30 September 2011

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	78,445	64,351	57,014
Net loans and advances to banks	52,602	53,133	57,911
Reverse repurchase agreements and stock borrowing	48,127	41,973	42,607
Loans and advances to banks	100,729	95,106	100,518
Net loans and advances to customers	485,573	489,572	502,748
Reverse repurchase agreements and stock borrowing	54,132	56,162	52,512
Loans and advances to customers	539,705	545,734	555,260
Debt securities	229,657	243,645	217,480
Equity shares	14,888	24,951	22,198
Settlement balances	21,526	24,566	11,605
Derivatives	572,344	394,872	427,077
Intangible assets	14,744	14,592	14,448
Property, plant and equipment	17,060	17,357	16,543
Deferred tax	4,988	6,245	6,373
Prepayments, accrued income and other assets	10,598	11,143	12,576
Assets of disposal groups	3,044	3,407	12,484

Total assets	1,607,728	1,445,969	1,453,576

Liabilities
Bank deposits	78,370	71,573	66,051
Repurchase agreements and stock lending	36,227	35,381	32,739
Deposits by banks	114,597	106,954	98,790
Customer deposits	433,660	428,703	428,599
Repurchase agreements and stock lending	95,691	88,822	82,094
Customer accounts	529,351	517,525	510,693
Debt securities in issue	194,511	213,797	218,372
Settlement balances	17,983	22,905	10,991
Short positions	48,495	56,106	43,118
Derivatives	561,790	387,809	423,967
Accruals, deferred income and other liabilities	22,938	24,065	23,089
Retirement benefit liabilities	1,855	2,239	2,288
Deferred tax	1,913	2,092	2,142
Insurance liabilities	6,628	6,687	6,794
Subordinated liabilities	26,275	26,311	27,053
Liabilities of disposal groups	2,516	3,237	9,428

Total liabilities	1,528,852	1,369,727	1,376,725

Equity
Non-controlling interests	1,433	1,498	1,719
Owners' equity*
Called up share capital	15,318	15,317	15,125
Reserves	62,125	59,427	60,007

Total equity	78,876	76,242	76,851

Total liabilities and equity	1,607,728	1,445,969	1,453,576

* Owners' equity attributable to:
Ordinary and B shareholders	72,699	70,000	70,388
Other equity owners	4,744	4,744	4,744

	77,443	74,744	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,607.7 billion at 30 September 2011 were up £161.8 billion, 11%, compared with 30 June 2011. This was principally driven by an increase in the mark-to-market value of derivatives within Global Banking & Markets, together with higher cash and balances at central banks in stressed global financial markets. This increase was partly offset by the continuing planned disposal of Non-Core assets.

Cash and balances at central banks increased £14.1 billion, 22%, to £78.4 billion principally due to the placing of short-term cash surpluses.

Loans and advances to banks increased £5.6 billion, 6%, to £100.7 billion. Within this, reverse repurchase agreements and stock borrowing ('reverse repos') were up £6.2 billion, 15%, to £48.1 billion with bank placings declining £0.6 billion, 1%, to £52.6 billion.

Loans and advances to customers declined £6.0 billion, 1%, to £539.7 billion. Within this, reverse repurchase agreements were down £2.0 billion, 4%, to £54.1 billion. Customer lending decreased by £4.0 billion, 1%, to £485.6 billion, or £4.0 billion to £506.2 billion before impairments. This reflected planned reductions in Non-Core of £5.4 billion, along with declines in UK Corporate, £0.8 billion, UK Retail, £0.3 billion and Ulster Bank, £0.3 billion, together with the effect of exchange rate and other movements, £0.4 billion. These were partially offset by growth in Global Banking & Markets, £2.2 billion, Global Transaction Services, £0.5 billion, Wealth, £0.3 billion and US Retail & Commercial, £0.2 billion.

Debt securities were down £14.0 billion, 6%, to £229.7 billion, driven mainly by a reduction in holdings of government and financial institution bonds within Global Banking & Markets and Group Treasury.

Equity shares decreased £10.1 billion, 40%, to £14.9 billion reflecting primarily the closure of positions to reduce the Groups' level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Settlement balances declined £3.0 billion, 12%, to £21.5 billion as a result of decreased customer activity.

Movements in the value of derivative assets up, £177.5 billion, 45%, to £572.3 billion, and liabilities, up £174.0 billion, 45% to £561.8 billion, primarily reflect increases in interest rate contracts as a result of a significant downwards shift in interest rates across all major currencies, together with increases in the mark-to-market value of credit derivatives as a result of widening credit spreads and rising credit default swap prices. Further contributing to the increase was the net effect of currency movements, with sterling weakening against the US dollar but strengthening against the euro.

Deposits by banks increased £7.6 billion, 7%, to £114.6 billion, with higher repurchase agreements and stock lending ('repos'), up £0.8 billion, 2%, to £36.2 billion and inter-bank deposits up £6.8 billion, 9%, to £78.4 billion.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were up £11.8 billion, 2%, to £529.4 billion. Within this, repos increased £6.9 billion, 8%, to £95.7 billion.  Excluding repos, customer deposits were up £4.9 billion, 1%, at £433.7 billion, reflecting growth in Global Banking & Markets, £4.1 billion, UK Retail, £2.7 billion, US Retail & Commercial, £0.4 billion and Wealth, £0.1 billion, together with exchange and other movements, £0.6 billion. This was partly offset by decreases in Global Transaction Services, £1.5 billion, UK Corporate, £0.7 billion, Non-Core, £0.7 billion and Ulster Bank, £0.1 billion.

Debt securities in issue declined £19.3 billion, 9%, to £194.5 billion as a result of reduced issuance by Global Banking & Markets and Group Treasury.

Settlement balances declined £4.9 billion, 21%, to £18.0 billion and short positions were down £7.6 billion, 14%, to £48.5 billion due to decreased customer activity.

Owner's equity increased by £2.7 billion, 4%, to £77.4 billion, driven by the attributable profit for the period of £1.2 billion and increases in available-for-sale reserves, £0.7 billion and cash flow hedging reserves, £0.7 billion.

Average balance sheet

	Quarter ended		Nine months ended
	30 September 2011	30 June 2011	30 September 2011	30 September 2010
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.21	3.28	3.27	3.27
Cost of interest-bearing liabilities of banking business	(1.69)	(1.60)	(1.62)	(1.45)

Interest spread of banking business	1.52	1.68	1.65	1.82
Benefit from interest-free funds	0.32	0.29	0.29	0.18

Net interest margin of banking business	1.84	1.97	1.94	2.00

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.87	0.82	0.83	0.69
- Eurodollar	0.30	0.26	0.29	0.36
- Euro	1.51	1.36	1.30	0.68

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 September 2011			30 June 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	72,461	154	0.84	67,191	164	0.98
Loans and advances to customers	469,910	4,506	3.80	470,593	4,545	3.87
Debt securities	121,585	713	2.33	123,888	705	2.28

Interest-earning assets - banking business	663,956	5,373	3.21	661,672	5,414	3.28

Trading business	281,267			284,378
Non-interest earning assets	653,592			557,649

Total assets	1,598,815			1,503,699

Memo: Funded assets	1,087,227			1,089,400

Liabilities
Deposits by banks	64,198	245	1.51	65,119	245	1.51
Customer accounts	338,469	921	1.08	336,317	857	1.02
Debt securities in issue	161,703	944	2.32	171,709	897	2.10
Subordinated liabilities	23,000	134	2.31	23,320	148	2.55
Internal funding of trading business	(48,161)	55	(0.45)	(51,609)	22	(0.17)

Interest-bearing liabilities - banking business	539,209	2,299	1.69	544,856	2,169	1.60

Trading business	314,626			314,099
Non-interest-bearing liabilities
- demand deposits	66,496			64,811
- other liabilities	602,235			505,585
Owners' equity	76,249			74,348

Total liabilities and owners' equity	1,598,815			1,503,699

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest receivable has been increased by nil (Q2 2011 - £6 million) and interest payable has been decreased by £1 million (Q2 2011 - nil) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)
Interest receivable has been increased by £2 million (Q2 2011 - £2 million) and interest payable has been increased by £47 million (Q2 2011 - £34 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest receivable has been increased by nil (Q2 2011 - £2 million) and interest payable has been decreased by £41 million (Q2 2011 - £42 million) in respect of non-recurring adjustments.

Average balance sheet (continued)

	Nine months ended			Nine months ended
	30 September 2011			30 September 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,916	490	0.96	49,686	425	1.14
Loans and advances to customers	471,551	13,644	3.87	517,209	14,086	3.64
Debt securities	121,949	2,056	2.25	132,589	2,604	2.63

Interest-earning assets - banking business	661,416	16,190	3.27	699,484	17,115	3.27

Trading business	281,601			276,338
Non-interest earning assets	573,261			725,760

Total assets	1,516,278			1,701,582

Memo: Funded assets	1,081,562			1,197,599

Liabilities
Deposits by banks	65,323	749	1.53	84,955	1,043	1.64
Customer accounts	334,890	2,609	1.04	344,223	2,795	1.09
Debt securities in issue	169,622	2,687	2.12	198,051	2,426	1.64
Subordinated liabilities	23,795	452	2.54	29,860	529	2.37
Internal funding of trading business	(50,581)	85	(0.22)	(43,349)	(151)	0.47

Interest-bearing liabilities - banking business	543,049	6,582	1.62	613,740	6,642	1.45

Trading business	310,184			295,847
Non-interest-bearing liabilities
- demand deposits	65,011			48,119
- other liabilities	523,038			666,459
Owners' equity	74,996			77,417

Total liabilities and owners' equity	1,516,278			1,701,582

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities for 2010 exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, net interest income has been increased by £4 million for the nine months ended 30 September 2010.

(3)
Interest receivable has been increased by £5 million (nine months ended 30 September 2010 - £9 million decrease) and interest payable has been decreased by £1 million (nine months ended 30 September 2010 - £2 million) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)
Interest receivable has been increased by £7 million for nine months ended 30 September 2011 (nine months ended 30 September 2010 - £46 million) and interest payable has been increased by £110 million (nine months ended 30 September 2010 - £15 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(5)
Interest receivable has been increased by £2 million (nine months ended 30 September 2010 - £90 million decrease) and interest payable has been decreased by £98 million (nine months ended 30 September 2010 - £94 million increase) in respect of non-recurring adjustments.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,317	15,156	15,029	15,125	14,630
Ordinary shares issued	1	161	1	193	402
Preference shares redeemed	-	-	-	-	(2)

At end of period	15,318	15,317	15,030	15,318	15,030

Paid-in equity
At beginning of period	431	431	431	431	565
Securities redeemed	-	-	-	-	(132)
Transfer to retained earnings	-	-	-	-	(2)

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,923	23,922	23,858	23,922	23,523
Ordinary shares issued	-	1	-	1	217
Redemption of preference shares classified as debt	-	-	-	-	118

At end of period	23,923	23,923	23,858	23,923	23,858

Merger reserve
At beginning of period	13,222	13,272	13,272	13,272	25,522
Transfer to retained earnings	-	(50)	-	(50)	(12,250)

At end of period	13,222	13,222	13,272	13,222	13,272

Available-for-sale reserve
At beginning of period	(1,026)	(2,063)	(1,459)	(2,037)	(1,755)
Unrealised gains	1,207	781	680	2,150	1,327
Realised (gains)/losses (1)	(214)	626	(408)	215	(535)
Tax	(259)	(370)	(55)	(620)	(263)
Recycled to profit or loss on disposal of businesses (2)	-	-	-	-	(16)

At end of period	(292)	(1,026)	(1,242)	(292)	(1,242)

Cash flow hedging reserve
At beginning of period	113	(314)	(235)	(140)	(252)
Amount recognised in equity	1,203	811	387	2,028	329
Amount transferred from equity to earnings	(264)	(223)	121	(728)	138
Tax	(254)	(161)	(154)	(362)	(154)
Recycled to profit or loss on disposal of businesses (3)	-	-	-	-	58

At end of period	798	113	119	798	119

For the notes to this table refer to page 68.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011 (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,834	4,754	5,755	5,138	4,528
Retranslation of net assets	(31)	189	(778)	(271)	997
Foreign currency gains/(losses) on hedges of net assets	10	(116)	157	(30)	(452)
Tax	34	7	(43)	10	29
Recycled to profit or loss on disposal of businesses	-	-	(6)	-	(17)

At end of period	4,847	4,834	5,085	4,847	5,085

Capital redemption reserve
At beginning of period	198	198	172	198	170
Preference shares redeemed	-	-	-	-	2

At end of period	198	198	172	198	172

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	19,726	20,713	22,003	21,239	12,134
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	1,225	(899)	(1,148)	(204)	(985)
- discontinued operations	1	2	2	5	(28)
Equity preference dividends paid	-	-	-	-	(105)
Paid-in equity dividends paid, net of tax	-	-	-	-	(19)
Transfer from paid-in equity
- gross	-	-	-	-	2
- tax	-	-	-	-	(1)
Equity owners gain on withdrawal of non-controlling interest
- gross	-	-	-	-	40
- tax	-	-	-	-	(11)
Redemption of equity preference shares	-	-	-	-	(2,968)
Gain on redemption of equity preference shares	-	-	-	-	609
Redemption of preference shares classified as debt	-	-	-	-	(118)
Transfer from merger reserve	-	50	-	50	12,250
Shares issued under employee share schemes	(2)	(166)	(2)	(209)	(11)
Share-based payments
- gross	35	29	42	102	103
- tax	(8)	(3)	7	(6)	12

At end of period	20,977	19,726	20,904	20,977	20,904

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011 (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(786)	(785)	(816)	(808)	(121)
Shares disposed/(purchased)	13	(6)	(7)	19	(711)
Shares issued under employee share schemes	2	5	2	18	11

At end of period	(771)	(786)	(821)	(771)	(821)

Owners' equity at end of period	77,443	74,744	75,600	77,443	75,600

Non-controlling interests
At beginning of period	1,498	1,710	2,492	1,719	16,895
Currency translation adjustments and other movements	(1)	(14)	(20)	(22)	(481)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(12)	(1)	(117)	(22)	(43)
- discontinued operations	5	19	16	32	(660)
Dividends paid	-	(39)	(46)	(39)	(4,217)
Movements in available-for-sale securities
- unrealised (losses)/gains	-	(1)	(76)	-	(54)
- realised losses	3	-	39		36
- tax	(1)	-	4	-	5
- recycled to profit or loss on disposal of discontinued operations (4)	-	-	-	-	(7)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	-	66	-	(99)
- tax	-	-	(14)	-	33
- recycled to profit or loss on disposal of discontinued operations (5)	-	-	(15)	-	1,021
Equity raised	-	-	-	-	501
Equity withdrawn and disposals	(59)	(176)	(549)	(235)	(11,110)
Transfer to retained earnings	-	-	-	-	(40)

At end of period	1,433	1,498	1,780	1,433	1,780

Total equity at end of period	78,876	76,242	77,380	78,876	77,380

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(6)	3	(117)	(12)	(249)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	-	-	19
Ordinary and B shareholders	2,658	647	(1,245)	2,193	304

	2,652	650	(1,362)	2,181	179

Notes:

(1)
Includes an impairment loss of £733 million in respect of the Group's holding of Greek government bonds, together with £109 million of related interest rate hedge adjustments, in the quarter ended 30 June 2011.

(2)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £6 million credit).
(3)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £20 million charge).
(4)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £2 million credit).
(5)	Net of tax (quarter ended 30 September 2010 - £6 million credit; nine months ended 30 September 2010 - £340 million charge).

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the period ended 30 September 2011 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group's principal accounting policies as set out on pages 275 to 283 of the 2010 Annual Report and Accounts.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group's financial reporting.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)
In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group's financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	4,505	4,535	4,683	13,633	14,134
Loans and advances to banks	154	164	153	490	424
Debt securities	712	705	748	2,053	2,606

Interest receivable	5,371	5,404	5,584	16,176	17,164

Customer accounts	919	853	961	2,603	2,795
Deposits by banks	248	249	330	756	1,045
Debt securities in issue	897	863	733	2,577	2,411
Subordinated liabilities	175	190	175	550	435
Internal funding of trading businesses	55	22	(26)	85	(151)

Interest payable	2,294	2,177	2,173	6,571	6,535

Net interest income	3,077	3,227	3,411	9,605	10,629

Fees and commissions receivable	1,452	1,700	2,037	4,794	6,141
Fees and commissions payable
- banking	(204)	(238)	(493)	(623)	(1,500)
- insurance related	(100)	(85)	(118)	(264)	(262)

Net fees and commissions	1,148	1,377	1,426	3,907	4,379

Foreign exchange	441	375	442	1,019	1,274
Interest rate	33	2	866	684	2,027
Credit	366	562	(1,250)	680	(42)
Other	117	208	219	556	894

Income from trading activities	957	1,147	277	2,939	4,153

Gain on redemption of own debt	1	255	-	256	553

Operating lease and other rental income	327	350	338	999	1,025
Changes in fair value of own debt	1,887	228	(528)	1,821	(223)
Changes in the fair value of securities and other financial assets and liabilities	(148)	224	54	144	(97)
Changes in the fair value of investment properties	(22)	(27)	(4)	(74)	(112)
Profit on sale of securities	274	193	352	703	506
Profit on sale of property, plant and equipment	5	11	9	27	21
(Loss)/profit on sale of subsidiaries and associates	(39)	55	(260)	(13)	(618)
Life business (losses)/profits	(8)	(3)	49	(13)	61
Dividend income	14	18	17	47	58
Share of profits less losses of associated entities	5	8	8	20	56
Other income	89	85	(352)	256	(201)

Other operating income	2,384	1,142	(317)	3,917	476

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	4,490	3,921	1,386	11,019	9,561
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Total non-interest income	5,526	5,011	2,675	14,294	13,417

Total income	8,603	8,238	6,086	23,899	24,046

Staff costs
- wages, salaries and other staff costs	1,798	1,923	2,100	5,780	6,473
- bonus tax	5	11	15	27	84
- social security costs	145	168	153	505	505
- pension costs	128	108	155	373	415

Total staff costs	2,076	2,210	2,423	6,685	7,477
Premises and equipment	604	602	611	1,777	1,693
Other (including Payment Protection Insurance costs)	962	1,752	914	3,635	2,947

Administrative expenses	3,642	4,564	3,948	12,097	12,117
Depreciation and amortisation	485	453	603	1,362	1,604

Operating expenses	4,127	5,017	4,551	13,459	13,721

General insurance	734	793	1,092	2,439	3,547
Bancassurance	-	-	50	-	54

Insurance net claims	734	793	1,142	2,439	3,601

Loan impairment losses	1,452	2,237	1,908	5,587	6,989
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	202	842	-	1,044	-
- other	84	27	45	160	126

Impairment losses	1,738	3,106	1,953	6,791	7,115

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

4. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,452 million (Q2 2011 - £2,237 million; Q3 2010 - £1,908 million). The balance sheet loan impairment provisions decreased in the quarter ended 30 September 2011 from £20,759 million to £20,723 million and the movements thereon were:

	Quarter ended
	30 September 2011			30 June 2011				30 September 2010
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,752	12,007	20,759	8,416	10,842	-	19,258	7,633	8,533	16,166
Transfers to disposal groups	-	-	-	-	9	-	9	-	-	-
Intra-group transfers	-	-	-	-	-	-	-	(351)	351	-
Currency translation and other adjustments	(90)	(285)	(375)	33	145	-	178	116	175	291
Disposals	-	-	-	-	-	11	11	-	-	-
Amounts written-off	(593)	(497)	(1,090)	(504)	(474)	-	(978)	(416)	(329)	(745)
Recoveries of amounts previously written-off	39	55	94	41	126	-	167	80	85	165
Charge to income statement
- continued	817	635	1,452	810	1,427	-	2,237	779	1,129	1,908
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount	(52)	(65)	(117)	(44)	(68)	-	(112)	(50)	(65)	(115)

At end of period	8,873	11,850	20,723	8,752	12,007	-	20,759	7,791	9,879	17,670

	Nine months ended
	30 September 2011				30 September 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	(351)	351	-	-
Currency translation and other adjustments	(1)	(45)	-	(46)	(163)	294	-	131
Disposals	-	-	11	11	-	(17)	(2,149)	(2,166)
Amounts written-off	(1,611)	(1,409)	-	(3,020)	(1,479)	(3,047)	-	(4,526)
Recoveries of amounts previously written-off	119	261	-	380	184	131	-	315
Charge to income statement
- continued	2,479	3,108	-	5,587	2,825	4,164	-	6,989
- discontinued	-	-	(11)	(11)	-	-	39	39
Unwind of discount	(156)	(204)	-	(360)	(146)	(182)	-	(328)

At end of period	8,873	11,850	-	20,723	7,791	9,879	-	17,670

Provisions at 30 September 2011 include £126 million (30 June 2011 - £132 million; 30 September 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities.

Notes (continued)

5. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)

Tax (charge)/credit based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	(531)	179	437	(321)	109
Sovereign debt impairment and related interest rate hedge adjustments where no deferred tax asset recognised	(42)	(219)	-	(261)	-
Other losses in period where no deferred tax asset recognised	(61)	(66)	1	(293)	(354)
Foreign profits taxed at other rates	(71)	(100)	(48)	(371)	(386)
UK tax rate change - deferred tax impact	(50)	-	(90)	(137)	(90)
Unrecognised timing differences	(10)	(15)	(7)	(20)	(7)
Items not allowed for tax
- losses on strategic disposals and write- downs	(4)	(7)	(37)	(14)	(182)
- other disallowable items	(50)	(70)	(50)	(160)	(133)
Non-taxable items
- gain on sale of Global Merchant Services	-	-	-	12	-
- gain on redemption of own debt	-	-	-	-	12
- other non-taxable items	16	9	37	37	101
Taxable foreign exchange movements	2	(2)	(5)	2	2
Losses brought forward and utilised	2	13	(1)	31	10
Adjustments in respect of prior periods	8	56	58	59	281

Actual tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

The high tax charge in the first nine months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

The combined effect of the tax losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the nine months ended 30 September 2011 for which no deferred tax asset has been recognised and the two 1% changes in the standard rate of UK corporation tax account for £855 million (77%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

Notes (continued)

5. Tax (continued)
The Group has recognised a deferred tax asset at 30 September 2011 of £4,988 million (30 June 2011 - £6,245 million; 31 December - £6,373 million), of which £3,014 million (30 June 2011 - £3,880 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The deferred tax asset balance has reduced over the period primarily as a result of the utilisation of tax losses brought forward and the impact of the reductions in the rate of UK corporation tax. The Group has considered the carrying value of this asset as at 30 September 2011 and concluded that it is recoverable based on future profit projections.

6. (Loss)/profit attributable to non-controlling interests

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	-	-	10
RBS Sempra Commodities JV	(8)	4	26	(13)	46
ABN AMRO
- RFS Holdings minority interest	3	14	(131)	27	(775)
- other	-	-	(2)	-	(1)
RBS Life Holdings	-	-	6	-	17
Other	(2)	-	-	(4)	-

(Loss)/profit attributable to non-controlling interests	(7)	18	(101)	10	(703)

Notes (continued)

7. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	1,225	(899)	(1,148)	(204)	(1,109)
Gain on redemption of preference shares and paid-in equity	-	-	-	-	610

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	1,225	(899)	(1,148)	(204)	(499)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	1	2	2	5	(28)

Ordinary shares in issue during the period (millions)	57,541	56,973	56,164	57,107	56,271
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,541	107,973	107,164	108,107	107,271
Effect of dilutive share options and convertible securities	891	-	-	893	-

Diluted weighted average number of ordinary and B shares in issue during the period	109,432	107,973	107,164	109,000	107,271

Basic earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)
Fair value of own debt	(1.7p)	(0.2p)	0.6p	(1.6p)	0.3p
Asset Protection Scheme credit default swap - fair value changes	-	0.1p	0.6p	0.5p	0.6p
Payment Protection Insurance costs	-	0.6p	-	0.6p	-
Sovereign debt impairment and related interest rate hedge adjustments	0.2p	0.8p	-	1.0p	-
Amortisation of purchased intangible assets	-	-	0.1p	0.1p	0.2p
Integration and restructuring costs	0.3p	-	0.2p	0.4p	0.5p
Gain on redemption of own debt	-	(0.2p)	-	(0.2p)	(1.0p)
Strategic disposals	-	-	-	-	0.3p
Bonus tax	-	-	-	-	0.1p

Adjusted earnings per ordinary and B share from continuing operations	(0.1p)	0.3p	0.4p	0.6p	0.5p
Loss from Non-Core attributable to ordinary and B shareholders	0.1p	0.4p	0.7p	0.7p	1.5p

Core adjusted earnings per ordinary and B share from continuing operations	-	0.7p	1.1p	1.3p	2.0p
Core impairment losses	0.1p	0.3p	0.5p	0.7p	1.0p

Pre-impairment Core adjusted earnings per ordinary and B share	0.1p	1.0p	1.6p	2.0p	3.0p

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 26.5% (2010 - 28.0%)	0.9p	1.1p	1.2p	3.4p	3.7p

Diluted earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Notes (continued)

8. Segmental analysis
There have been no significant changes in the Group's divisions as set out on page 377 of the 2010 Report and Accounts.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 September 2011, 30 June 2011 and 30 September 2010 and the nine months ended 30 September 2011 and 30 September 2010 by main income statement captions. The divisional income statements on pages 23 to 57 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,074	292	1,366	(672)	-	(195)	499
UK Corporate	621	327	948	(419)	-	(228)	301
Wealth	178	118	296	(221)	-	(4)	71
Global Transaction Services	276	300	576	(336)	-	(45)	195
Ulster Bank	185	60	245	(137)	-	(327)	(219)
US Retail & Commercial	483	257	740	(541)	-	(84)	115
Global Banking & Markets (1)	161	938	1,099	(1,019)	-	32	112
RBS Insurance (2)	84	949	1,033	(215)	(695)	-	123
Central items	(94)	103	9	62	(1)	(3)	67

Core	2,968	3,344	6,312	(3,498)	(696)	(854)	1,264
Non-Core (3)	110	(64)	46	(323)	(38)	(682)	(997)

	3,078	3,280	6,358	(3,821)	(734)	(1,536)	267
Reconciling items
Fair value of own debt (4)	-	2,357	2,357	-	-	-	2,357
Asset Protection Scheme credit default swap - fair value changes (5)	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(202)	(202)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Total statutory	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

(1)
Reallocation of £13 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(2)
Total income includes £72 million investment income of which £49 million is included in net interest income and £23 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £54 million between net interest income and non-interest income in respect of funding costs of rental assets, £53 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(4)	Comprises £470 million gain included in 'Income from trading activities' and £1,887 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	333	1,419	(688)	-	(208)	523
UK Corporate	641	325	966	(403)	-	(218)	345
Wealth	182	115	297	(220)	-	(3)	74
Global Transaction Services	263	297	560	(342)	-	(54)	164
Ulster Bank	171	51	222	(142)	-	(269)	(189)
US Retail & Commercial	469	246	715	(522)	-	(66)	127
Global Banking & Markets (1)	164	1,386	1,550	(1,067)	-	(37)	446
RBS Insurance (2)	89	957	1,046	(203)	(704)	-	139
Central items	(65)	79	14	30	1	2	47

Core	3,000	3,789	6,789	(3,557)	(703)	(853)	1,676
Non-Core (3)	233	745	978	(335)	(90)	(1,411)	(858)

	3,233	4,534	7,767	(3,892)	(793)	(2,264)	818
Reconciling items
Fair value of own debt (4)	-	339	339	-	-	-	339
Asset Protection Scheme credit default swap - fair value changes (5)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Total statutory	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:

(1)
Reallocation of £14 million between net interest income and non-interest income in respect of funding costs of rental assets, £11 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(2)
Total income includes £69 million investment income of which £54 million is included in net interest income and £15 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £52 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(4)	Comprises £111 million gain included in 'Income from trading activities' and £228 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,056	377	1,433	(734)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets (2)	310	1,244	1,554	(1,005)	-	40	589
RBS Insurance (3)	94	1,030	1,124	(215)	(942)	-	(33)
Central items	(158)	181	23	57	(6)	2	76

Core	3,049	3,998	7,047	(3,535)	(998)	(782)	1,732
Non-Core (4)	355	515	870	(561)	(144)	(1,171)	(1,006)

	3,404	4,513	7,917	(4,096)	(1,142)	(1,953)	726
Reconciling items
Fair value of own debt (5)	-	(858)	(858)	-	-	-	(858)
Asset Protection Scheme credit default swap - fair value changes (6)	-	(825)	(825)	-	-	-	(825)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes:

(1)	Reallocation of netting of bancassurance claims of £50 million from non-interest income.
(2)
Reallocation of £7 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(3)
Total income includes £75 million of investment income of which £55 million is included in net interest income and £20 million in non-interest income. Reallocation of £39 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £83 million between net interest income and non-interest income in respect of funding costs of rental assets, £78 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

(5)	Comprises £330 million loss included in 'Income and trading activities' and £528 million loss included on 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,236	929	4,165	(2,038)	-	(597)	1,530
UK Corporate	1,951	984	2,935	(1,245)	-	(551)	1,139
Wealth	527	347	874	(637)	-	(12)	225
Global Transaction Services	799	879	1,678	(1,013)	-	(119)	546
Ulster Bank	525	162	687	(415)	-	(1,057)	(785)
US Retail & Commercial	1,403	746	2,149	(1,567)	-	(260)	322
Global Banking & Markets (1)	506	4,523	5,029	(3,392)	-	19	1,656
RBS Insurance (2)	261	2,888	3,149	(637)	(2,183)	-	329
Central items	(188)	170	(18)	91	-	(2)	71

Core	9,020	11,628	20,648	(10,853)	(2,183)	(2,579)	5,033
Non-Core (3)	593	917	1,510	(981)	(256)	(3,168)	(2,895)

	9,613	12,545	22,158	(11,834)	(2,439)	(5,747)	2,138
Reconciling items
Fair value of own debt (4)	-	2,216	2,216	-	-	-	2,216
Asset Protection Scheme credit default swap - fair value changes (5)	-	(697)	(697)	-	-	-	(697)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(1,044)	(1,044)
Amortisation of purchased intangible assets	-	-	-	(169)	-	-	(169)
Integration and restructuring costs	(2)	(3)	(5)	(581)	-	-	(586)
Gain on redemption of own debt	-	256	256	-	-	-	256
Strategic disposals	-	(22)	(22)	-	-	-	(22)
Bonus tax	-	-	-	(27)	-	-	(27)
RFS Holdings minority interest	(6)	(1)	(7)	2	-	-	(5)

Total statutory	9,605	14,294	23,899	(13,459)	(2,439)	(6,791)	1,210

Notes:

(1)
Reallocation of £39 million between net interest income and non-interest income in respect of funding costs of rental assets, £30 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £9 million.

(2)
Total income includes £205 million investment income of which £156 million is included in net interest income and £49 million in non-interest income. Reallocation of £105 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £159 million between net interest income and non-interest income in respect of funding costs of rental assets, £155 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £4 million.

(4)	Comprises £395 million gain included in 'Income from trading activities' and £1,821 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	2,990	1,020	4,010	(2,204)	(54)	(938)	814
UK Corporate	1,919	993	2,912	(1,240)	-	(542)	1,130
Wealth	449	336	785	(556)	-	(12)	217
Global Transaction Services	711	1,212	1,923	(1,096)	-	(6)	821
Ulster Bank	574	158	732	(437)	-	(785)	(490)
US Retail & Commercial	1,450	798	2,248	(1,594)	-	(412)	242
Global Banking & Markets (2)	1,001	5,324	6,325	(3,332)	-	(156)	2,837
RBS Insurance (3)	285	3,119	3,404	(656)	(3,034)	-	(286)
Central items	(82)	303	221	261	(21)	1	462

Core	9,297	13,263	22,560	(10,854)	(3,109)	(2,850)	5,747
Non-Core (4)	1,325	1,318	2,643	(1,775)	(492)	(4,265)	(3,889)

	10,622	14,581	25,203	(12,629)	(3,601)	(7,115)	1,858
Reconciling items
Fair value of own debt (5)	-	(408)	(408)	-	-	-	(408)
Asset Protection Scheme credit default swap - fair value changes (6)	-	(825)	(825)	-	-	-	(825)
Amortisation of purchased intangible assets	-	-	-	(273)	-	-	(273)
Integration and restructuring costs	-	-	-	(733)	-	-	(733)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(331)	(331)	-	-	-	(331)
Bonus tax	-	-	-	(84)	-	-	(84)
RFS Holdings minority interest	7	(153)	(146)	(2)	-	-	(148)

Total statutory	10,629	13,417	24,046	(13,721)	(3,601)	(7,115)	(391)

Notes:

(1)	Reallocation of netting of bancassurance claims of £54 million from non-interest income.
(2)
Reallocation of £30 million between net interest income and non-interest income in respect of funding costs of rental assets, £26 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £4 million.

(3)
Total income includes £200 million investment income of which £164 million is included in net interest income and £36 million in non-interest income. Reallocation of £121 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £215 million between net interest income and non-interest income in respect of funding assets, £226 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £11 million.

(5)	Comprises £185 million loss included in 'Income from trading activities' and £223 million loss included in 'Other operating income', on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

9. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	10	9	(8)	27	1,427
Operating expenses	(3)	-	19	(4)	(801)
Insurance net claims	-	-	2	-	(161)
Impairment recoveries/(losses)	-	11	-	11	(39)

Profit before tax	7	20	13	34	426
Gain on disposal before recycling of reserves	-	-	-	-	57
Recycled reserves	-	-	-	-	(1,076)

Operating profit/(loss) before tax	7	20	13	34	(593)
Tax on profit/(loss)	(3)	(4)	(1)	(10)	(89)

Profit/(loss) after tax	4	16	12	24	(682)
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	2	5	6	13	(6)

Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

9. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 September 2011			30 June 2011 £m	31 December 2010 £m
	Sempra	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	119	119	155	184
Loans and advances to banks	83	12	95	344	651
Loans and advances to customers	13	1,698	1,711	1,487	5,013
Debt securities and equity shares	8	2	10	16	20
Derivatives	24	-	24	525	5,148
Settlement balances	206	-	206	157	555
Property, plant and equipment	2	218	220	17	18
Other assets	10	438	448	473	704

Discontinued operations and other disposal groups	346	2,487	2,833	3,174	12,293
Assets acquired exclusively with a view to disposal	-	211	211	233	191

	346	2,698	3,044	3,407	12,484

Liabilities of disposal groups
Deposits by banks	-	288	288	86	266
Customer accounts	-	1,743	1,743	1,888	2,267
Derivatives	24	-	24	498	5,042
Settlement balances	264	-	264	505	907
Other liabilities	94	84	178	239	925

Discontinued operations and other disposal groups	382	2,115	2,497	3,216	9,407
Liabilities acquired exclusively with a view to disposal	-	19	19	21	21

	382	2,134	2,516	3,237	9,428

The assets and liabilities of disposal groups at 30 September 2011 primarily include Non-Core loan portfolios and the residual assets and liabilities of RBS Sempra Commodities JV.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser. The majority of the reduction in assets and liabilities of disposal groups since 31 December 2010 relates to the novation of these contracts.

Notes (continued)

10. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,445				78,445
Loans and advances to banks
- reverse repos	40,181	-	-	7,946				48,127
- other	20,423	-	-	32,179				52,602
Loans and advances to customers
- reverse repos	41,692	-	-	12,440				54,132
- other	24,608	1,040	-	450,193		9,732		485,573
Debt securities	112,568	162	110,401	6,526				229,657
Equity shares	12,044	834	2,010	-				14,888
Settlement balances	-	-	-	21,526				21,526
Derivatives (5)	572,344							572,344
Intangible assets							14,744	14,744
Property, plant and equipment							17,060	17,060
Deferred tax							4,988	4,988
Prepayments, accrued income and other assets	-	-	-	1,394			9,204	10,598
Assets of disposal groups							3,044	3,044

	823,860	2,036	112,411	610,649		9,732	49,040	1,607,728

Liabilities
Deposits by banks
- repos	24,583	-			11,644			36,227
- other	34,754	-			43,616			78,370
Customer accounts
- repos	67,447	-			28,244			95,691
- other	14,459	5,836			413,365			433,660
Debt securities in issue	10,754	37,910			145,847			194,511
Settlement balances	-	-			17,983			17,983
Short positions	48,495	-						48,495
Derivatives (5)	561,790							561,790
Accruals, deferred income and other liabilities	-	-			1,629	471	20,838	22,938
Retirement benefit liabilities					-		1,855	1,855
Deferred tax					-		1,913	1,913
Insurance liabilities					-		6,628	6,628
Subordinated liabilities	-	934			25,341			26,275
Liabilities of disposal groups							2,516	2,516

	762,282	44,680			687,669	471	33,750	1,528,852

Equity								78,876

								1,607,728

For the notes to this table refer to page 86.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	64,351				64,351
Loans and advances to banks
- reverse repos	36,120	-	-	5,853				41,973
- other	21,733	-	-	31,400				53,133
Loans and advances to customers
- reverse repos	43,641	-	-	12,521				56,162
- other	19,971	1,038	-	458,553		10,010		489,572
Debt securities	118,169	213	118,668	6,595				243,645
Equity shares	21,873	1,049	2,029	-				24,951
Settlement balances	-	-	-	24,566				24,566
Derivatives (5)	394,872							394,872
Intangible assets							14,592	14,592
Property, plant and equipment							17,357	17,357
Deferred tax							6,245	6,245
Prepayments, accrued income and other assets	-	-	-	1,160			9,983	11,143
Assets of disposal groups							3,407	3,407

	656,379	2,300	120,697	604,999		10,010	51,584	1,445,969

Liabilities
Deposits by banks
- repos	19,898	-			15,483			35,381
- other	28,177	-			43,396			71,573
Customer accounts
- repos	57,716	-			31,106			88,822
- other	16,043	5,566			407,094			428,703
Debt securities in issue	10,474	42,395			160,928			213,797
Settlement balances	-	-			22,905			22,905
Short positions	56,106	-						56,106
Derivatives (5)	387,809							387,809
Accruals, deferred income and other liabilities	-	-			1,541	467	22,057	24,065
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		2,092	2,092
Insurance liabilities					-		6,687	6,687
Subordinated liabilities	-	1,092			25,219			26,311
Liabilities of disposal groups							3,237	3,237

	576,223	49,053			707,672	467	36,312	1,369,727

Equity								76,242

								1,445,969

For the notes to this table refer to page 86.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (5)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (5)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

10. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the Group's 2010 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,827	2,321	2,443
Credit derivative product companies (CDPCs)	1,233	532	490
Other counterparties	2,222	1,719	1,714

	6,282	4,572	4,647
Bid-offer, liquidity and other reserves	2,712	2,572	2,797

	8,994	7,144	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points

30 September 2011 compared with 30 June 2011

•	CVA increased overall by 37% in Q3 2011 reflecting wider credit spreads, which impacted the exposures and CVA.

•
The increase in monoline CVA was primarily attributable to lower prices of the underlying reference instruments, strengthening of the US dollar against sterling and wider credit spreads for all monoline insurers.

•	The CDPC CVA has significantly increased and was driven by an increase in the exposure and increased CVA relating to certain CDPCs.

•	The CVA held against other counterparties increased by 29% over the quarter predominantly due to wider credit spreads.

Notes (continued)

10. Financial instruments (continued)

Valuation reserves (continued)

Key points (continued)

30 September 2011 compared with 31 December 2010

•	CVA increased overall by 35% over the period reflecting wider credit spreads, which impacted the exposures and CVA.

•	The monoline CVA increased due to a significant deterioration in all monoline credit spreads during the year (the H1 2011 improvements in credit spreads were subsequently reversed in Q3).

•
The CDPC CVA increased as prices of the underlying reference assets declined. Accordingly, gross exposure to CDPC and CVA increased. CVA increased by a greater proportion than exposure reflecting increased coverage of certain CDPCs.

•	The CVA held against other counterparties increased by 30% over the period predominantly due to wider credit spreads.

Own credit

	Debt securities in issue £m	Subordinated liabilities £m	Total (2) £m	Derivatives £m	Total £m
Cumulative pre-tax own credit adjustment (1)

30 September 2011	3,993	657	4,650	700	5,350
30 June 2011	1,933	377	2,310	434	2,744
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

30 September 2011	48.7	0.9	49.6
30 June 2011	52.9	1.1	54.0
31 December 2010	51.2	1.1	52.3

Notes:

(1)
The own credit adjustment for fair value does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting and will reverse over time as the liabilities mature.

(2)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key point

•	The Group's credit spread increased by between 115 and 218 basis points for different tenors issuance in Q3 2011, resulting in a substantial reduction in the value of liabilities.
•
RBS uses credit default swap spreads to determine the impact of RBS's own credit quality on the fair value of derivative liabilities. At 30 September 2011, cumulative adjustments of £700 million (31 December 2010 - £534 million) were recorded against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of CVA, reflecting counterparty creditworthiness, recorded against derivative assets.

•
At 30 September 2011, the post-tax cumulative own credit adjustment for regulatory capital purposes was £2,931 million (30 June 2011 - £1,112 million; 31 December 2010 - £1,182 million) - refer to page 99.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	40.2	-	40.2	-	-	-
- collateral	19.6	-	19.6	-	-	-
- other	0.8	-	0.3	0.5	60	(50)

	60.6	-	60.1	0.5	60	(50)

Loans and advances to customers
- reverse repos	41.7	-	41.7	-	-	-
- collateral	20.5	-	20.5	-	-	-
- other	5.1	-	4.8	0.3	30	(30)

	67.3	-	67.0	0.3	30	(30)

Debt securities
- UK government	21.8	21.8	-	-	-	-
- US government	40.2	34.8	5.4	-	-	-
- other government	76.7	65.0	11.7	-	-	-
- corporate	7.0	-	6.5	0.5	20	(20)
- other financial institutions	77.4	3.1	69.2	5.1	520	(180)

	223.1	124.7	92.8	5.6	540	(200)

Equity shares	14.9	11.7	2.1	1.1	120	(210)

Derivatives
- foreign exchange	107.0	-	106.3	0.7	50	(20)
- interest rate	424.2	0.2	422.2	1.8	90	(110)
- equities and commodities	7.3	0.1	7.0	0.2	-	-
- credit	33.9	-	30.9	3.0	640	(410)

	572.4	0.3	566.4	5.7	780	(540)

Total	938.3	136.7	788.4	13.2	1,530	(1,030)

Proportion	100%	14.6%	84.0%	1.4%

Of which
Core	912.0	135.6	770.3	6.1
Non-Core	26.3	1.1	18.1	7.1

Total	938.3	136.7	788.4	13.2

For the notes to this table refer to page 93.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	38.2	-	38.2	-
- collateral	25.1	-	25.1	-
- other	1.0	-	0.6	0.4

	64.3	-	63.9	0.4

Loans and advances to customers
- reverse repos	41.1	-	41.1	-
- collateral	14.4	-	14.4	-
- other	6.6	-	6.2	0.4

	62.1	-	61.7	0.4

Debt securities
- UK government	13.5	13.5	-	-
- US government	38.0	31.0	7.0	-
- other government	75.9	62.3	13.6	-
- corporate	7.7	-	6.5	1.2
- other financial institutions	75.3	3.5	64.8	7.0

	210.4	110.3	91.9	8.2

Equity shares	22.2	18.4	2.8	1.0

Derivatives
- foreign exchange	83.3	-	83.2	0.1
- interest rate	311.7	1.7	308.3	1.7
- equities and commodities	5.2	0.1	4.9	0.2
- credit - APS (2)	0.6	-	-	0.6
- credit - other	26.3	-	23.2	3.1

	427.1	1.8	419.6	5.7

Total	786.1	130.5	639.9	15.7

Proportion	100%	16.6%	81.4%	2.0%

Of which
Core	754.2	129.4	617.6	7.2
Non-Core	31.9	1.1	22.3	8.5

Total	786.1	130.5	639.9	15.7

For the notes to this table refer to page 93.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

The following tables detail AFS assets included within total assets on pages 89 and 90.

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.3	13.3	-	-	-	-
- US government	20.0	16.9	3.1	-	-	-
- other government	29.0	24.2	4.8	-	-	-
- corporate	2.3	-	2.1	0.2	10	(10)
- other financial institutions	45.8	0.7	42.0	3.1	270	(40)

	110.4	55.1	52.0	3.3	280	(50)
Equity shares	2.0	0.3	1.3	0.4	70	(80)

Total	112.4	55.4	53.3	3.7	350	(130)

Of which
Core	103.5	55.0	47.7	0.8
Non-Core	8.9	0.4	5.6	2.9

Total	112.4	55.4	53.3	3.7

	31 December 2010
	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn

Debt securities
- UK government	8.4	8.4	-	-
- US government	22.2	17.8	4.4	-
- other government	32.9	26.5	6.4	-
- corporate	1.5	-	1.4	0.1
- other financial institutions	46.1	0.4	41.4	4.3

	111.1	53.1	53.6	4.4
Equity shares	2.0	0.3	1.4	0.3

Total	113.1	53.4	55.0	4.7

Of which
Core	103.0	52.8	49.2	1.0
Non-Core	10.1	0.6	5.8	3.7

Total	113.1	53.4	55.0	4.7

For the notes to this table refer to page 93.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	24.6	-	24.6	-	-	-
- collateral	32.4	-	32.4	-	-	-
- other	2.3	-	2.3	-	-	-

	59.3	-	59.3	-	-	-

Customer accounts
- repos	67.4	-	67.4	-	-	-
- collateral	10.2	-	10.2	-	-	-
- other	10.1	-	10.1	-	20	(20)

	87.7	-	87.7	-	20	(20)

Debt securities in issue	48.7	-	46.1	2.6	100	(110)

Short positions	48.5	37.7	10.0	0.8	130	(20)

Derivatives
- foreign exchange	112.2	-	111.9	0.3	20	(20)
- interest rate	407.8	0.3	406.7	0.8	40	(40)
- equities and commodities	10.2	0.1	9.7	0.4	10	(10)
- credit - APS (2)	0.1	-	-	0.1	480	(390)
- credit - other	31.5	-	30.9	0.6	50	(40)

	561.8	0.4	559.2	2.2	600	(500)

Subordinated liabilities	0.9	-	0.9	-	-	-

Total	806.9	38.1	763.2	5.6	850	(650)

Proportion	100%	4.7%	94.6%	0.7%

Of which
Core	798.7	38.1	756.0	4.6
Non-Core	8.2	-	7.2	1.0

Total	806.9	38.1	763.2	5.6

For the notes to this table refer to page 93.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn

Deposits by banks
- repos	20.6	-	20.6	-
- collateral	26.6	-	26.6	-
- other	1.6	-	1.6	-

	48.8	-	48.8	-

Customer accounts
- repos	53.0	-	53.0	-
- collateral	10.4	-	10.4	-
- other	8.8	-	8.7	0.1

	72.2	-	72.1	0.1

Debt securities in issue	51.2	-	49.0	2.2

Short positions	43.1	35.0	7.3	0.8

Derivatives
- foreign exchange	89.4	0.1	89.3	-
- interest rate	299.2	0.2	298.0	1.0
- equities and commodities	10.1	0.1	9.6	0.4
- credit - other	25.3	-	25.0	0.3

	424.0	0.4	421.9	1.7

Subordinated liabilities	1.1	-	1.1	-

Total	640.4	35.4	600.2	4.8

Proportion	100%	5.5%	93.7%	0.8%

Of which
Core	626.1	35.4	586.9	3.8
Non-Core	14.3	-	13.3	1.0

Total	640.4	35.4	600.2	4.8

Notes:

(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

(2)	Asset Protection Scheme.

Notes (continued)

11. Available-for-sale financial assets
The Q3 2011 movement in available-for-sale financial assets reflects £1,207 million unrealised gains on securities, primarily high quality sovereign bonds, partially offset by realised gains of £214 million from routine portfolio management, mainly in Group Treasury.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(1,026)	(2,063)	(1,459)	(2,037)	(1,755)
Unrealised gains	1,207	781	680	2,150	1,327
Realised (gains)/losses	(214)	626	(408)	215	(535)
Tax	(259)	(370)	(55)	(620)	(263)
Recycled to profit or loss on disposal of businesses (1)	-	-	-	-	(16)

At end of period	(292)	(1,026)	(1,242)	(292)	(1,242)

Note:

(1)	Net of tax - £6 million credit.

In Q2 2011, an impairment loss of £733 million was recorded in respect of Greek government bonds, together with £109 million related interest rate hedge adjustments, as a result of the deterioration in Greece's fiscal position and the announcement of the proposals to restructure Greek government debt.  Further losses of £142 million were recorded in Q3 2011, along with £60 million related interest rate hedge adjustments.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 30 September 2011.

12. Contingent liabilities and commitments

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	24,518	1,417	25,935	27,090	1,703	28,793	28,859	2,242	31,101
Other contingent liabilities	10,916	215	11,131	11,883	296	12,179	11,833	421	12,254

	35,434	1,632	37,066	38,973	1,999	40,972	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	230,369	14,258	244,627	233,795	16,493	250,288	245,425	21,397	266,822
Other commitments	1,163	2,228	3,391	1,141	2,315	3,456	1,560	2,594	4,154

	231,532	16,486	248,018	234,936	18,808	253,744	246,985	23,991	270,976

Total contingent liabilities and commitments	266,966	18,118	285,084	273,909	20,807	294,716	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

13. Litigation and Investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Interim Results for the six months ended 30 June 2011.

Other securitisation and securities related litigation in the United States
On 2 September 2011, the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Company ("Freddie Mac") filed 17 lawsuits in the United States against a number of international banks and individual defendants, including RBS, certain other Group companies and five individual officers and directors of the Group's subsidiaries.

The lawsuits involve allegations that certain disclosures made in connection with the relevant offering or underwriting of securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group entities are named as defendants in their capacities as issuers and underwriters of securities, not as originators of any underlying mortgage loans. The plaintiffs' claims against the Group are currently unquantified.

The FHFA primary lawsuit against Group entities relates to approximately US$32 billion of AAA rated RMBS issuance during the period 2005-2008 pursuant to which Group entities acted as sponsor/depositor and/or lead underwriter. The aggregate principal amount has been reduced to approximately US$14 billion outstanding by repayments and recoveries of approximately US$18 billion and losses to date of approximately US$0.2 billion.

FHFA has also filed five lawsuits against each of Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura in relation to some of the offerings where a Group entity acted as underwriter and is named amongst the defendants.

Group entities believe they have a variety of substantial and credible legal and factual defences available to all of the FHFA lawsuits and the Group will defend each of the matters vigorously. Additionally, Group entities potentially have recourse to indemnities from the relevant mortgage originators or sponsors/depositors although the amount and extent of any recovery is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party. Given the early stages of these matters the Group cannot predict the outcome of these claims and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the Independent Commission on Banking ("ICB") published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the "Final Report"). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition. The ICB has recommended 2019 as the final deadline for the implementation of its recommendations. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report, the effects of which could have a negative impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

14. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed on 17 October 2011. A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings remained unchanged in the quarter, however in October 2011, both Moody's and Fitch have taken rating action on RBS and certain subsidiaries.

On 7 October 2011, Moody's Investor Services downgraded the long term ratings of RBS, RBS plc and National Westminster Bank Plc (NatWest), following the conclusion of its review into the systemic support assumptions from the UK government for 14 UK financial institutions. As a result of this review, 12 UK entities, including RBS, were downgraded. RBS was downgraded to A3 from A1 (long-term) and to P-2 from P-1 (short term), RBS plc and NatWest were downgraded to A2 from Aa3 (long-term); their P-1 short-term ratings were affirmed. These ratings all have a negative outlook assigned due to Moody's opinion that the likelihood of government support will weaken further in the future, however Moody's affirmed RBS's underlying Baa2 rating, noting that these downgrades do not reflect a worsening in the credit quality of UK financial institutions.

On 11 October 2011, following the reduction of support factored into the ratings of RBS, Moody's downgraded the ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd to Baa1 from A2 (long term) and to P-2 from P-1 (short term); Moody's also placed these ratings on negative outlook following the earlier downgrade of RBS plc. In addition, Moody's has placed the ratings of RBS N.V. on negative outlook, to match those of RBS plc.

On 13 October 2011, Fitch Ratings downgraded RBS and certain subsidiaries, having lowered its 'Support Rating Floors' for large UK banks. The ratings of RBS, RBS plc, NatWest, RBS International and RBS N.V. were reduced to A from AA- (long-term) and to F1 from F1+ (short term). The ratings of Citizens Financial Group, Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded to A- from A+ (long term). The short term rating of Citizens Financial Group was affirmed at F1 following the downgrade of RBS plc, while the rating of Ulster Bank Ltd was downgraded from F+ to F1. Fitch has assigned all of these ratings a stable outlook. The standalone ratings of RBS Group and RBS plc were unchanged by this action and have recently been upgraded from C/D to C, corresponding to a bbb viability rating.

Notes (continued)

14. Other developments (continued)

EU measures to restore confidence in the banking sector
The capital package proposed by the European Banking Authority (EBA) and agreed by the European Council on 26 October 2011 requires banks to build up additional capital buffers to reach a level of 9% Core Tier 1 ratio by the end of June 2012, after the removal of the prudential filters on sovereign assets in the available-for-sale portfolio and prudent valuation of sovereign debt in the held-to-maturity and loans and receivables portfolio, reflecting current market prices.

The EBA estimated the preliminary impact of this approach based on data as of 30 June 2011. As part of this exercise, the Group was advised that it did not need additional capital. The final total target buffer will be based on 30 September 2011 data, and the results are expected to be published by the EBA in the course of November.

15. Date of approval
This announcement was approved by the Board of directors on 3 November 2011.

16. Post balance sheet events
There have been no significant events between 30 September 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary